FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

ENERSIS
EXCHANGE OFFER PERIOD

  Bondholders have four remaining days to exchange their unregistered 7.375% notes due 2014 of ENERSIS S.A. for new 7.375% notes due 2014 registered under the Securities Act of 1933, as amended.

SANTIAGO, CHILE – August 30, 2004 – ENERSIS S.A. (NYSE: ENI), announced on August 6, 2004 the commencement of its offer to exchange (the “Exchange Offer”) up to $350,000,000 of its new 7.375% notes due 2014 (the “New Notes”), registered under the Securities Act of 1933, as amended (the “Securities Act”), for its outstanding, unregistered 7.375% notes due 2014 (the “Old Notes”). The offer is valid for 20 business days and is set to expire in four days. Enersis does not currently intend to extend the exchange offer period.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the Old Notes do not apply to the New Notes.

Upon settlement of the Exchange Offer, which is expected to occur on or about September 10, 2004, the tendering holders of the Company’s Old Notes Due 2014 will receive a like principal amount of its New Notes.

The Company will not receive any proceeds from the issuance of the New Notes in the Exchange Offer.

A copy of the prospectus may be obtained by contacting the information agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor New York, NY 10005, bankers and brokers call collect: (212) 269-5550, all others call toll free: (800) 714-3313.

Deutsche Bank Trust Company Americas is serving as the Exchange Agent in connection with the Exchange Offer.

INVESTORS ARE URGED TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) BY ENERSIS S.A. IN RESPECT OF THE EXCHANGE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE (http://www.sec.gov) OR BY DIRECTING A REQUEST TO D.F. KING & CO., INC. AT THE ADDRESS AND PHONE NUMBERS PROVIDED ABOVE.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE EXCHANGE OFFER IS MADE SOLELY BY THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL AND IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF NOTES IN ANY JURISDICTION IN WHICH THE MAKING OF THE EXCHANGE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682

PRESS RELEASE

Contact Information

For further information, please contact Enersis:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554

Pablo Lanyi-Grunfeldt Investor Relations Engineer pll@e.enersis.cl 56 (2) 353 4552	Francisco Luco Investor Relations Engineer fjlv@e.enersis.cl 56 (2) 353 4555	Cristián Palacios Investor Relations Engineer cpg1@e.enersis.cl 56 (2) 353 4492	Carmen Poblete Investor Relations Engineer cpt@e.enersis.cl 56 (2) 353 4447

Mariluz Muñoz Investor Relations Assistant mlmr@e.enersis.cl 56 (2) 353 4682

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: August 30, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer